UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*
DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40
1070 BRUSSELS, BELGIUM
(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English. Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Delhaize Group SA/NV
Rue Osseghemstraat 53
1080 Brussels, Belgium
Register of legal entities 0402.206.045 (Brussels)
www.delhaizegroup.com

EXTRAORDINARY GENERAL MEETING HELD ON MARCH 14, 2016 AT THE PROXIMUS LOUNGE,
RUE STROOBANTS 51 IN 1140 EVERE, BELGIUM

SUMMARY OF THE VOTES

1.	Acknowledgment and discussion of the following documents of which the shareholders could receive a copy free of charge:

i.
the joint cross-border merger proposal, drawn up by the Management Board of Koninklijke Ahold N.V. (“Ahold”) and the Board of Directors of the Company, in accordance with Article 5 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/6 of the Belgian Companies Code and section 2:312 juncto 2:326 juncto 2:333d of the Dutch Civil Code (the “Merger Proposal”);

ii.
the board report, drawn up by the Board of Directors of the Company, in accordance with Article 7 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/8 of the Belgian Companies Code (the “Board Report”); and

iii.
the report, drawn up by the Company’s statutory auditor, in accordance with Article 8 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/9 of the Belgian Companies Code (the “Auditor’s Report”).

2.
Communication of any material changes in the assets and liabilities of the companies involved in the merger between the date of the Merger Proposal and the date of the merger, in accordance with Article 696 juncto 772/1 of the Belgian Companies Code.

3.	Cross-border merger by acquisition of the Company by Ahold – Reference provisions of the Dutch Law Role Employees at European Legal Entities – Transfer of real estate

Proposed resolution: approval of:

i.
the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from 00:00 a.m. CET on the first day after the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Effective Time”);

ii.
the cross-border merger by acquisition of the Company by Ahold within the meaning of Article 2.2 a) of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Articles 671 and 772/1 of the Belgian Companies Code and Section 2:309 juncto Section 2:333 of the Dutch Civil Code, in accordance with the terms of the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from and conditional upon the Effective Time, and hence dissolution without liquidation of the Company;

iii.
the application of the reference provisions of Section 1:31, subsections 2 and 3 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) instead of initiating negotiations with a special negotiating body (as referred to in Section 2:333k subsection 12 of the Dutch Civil Code) and, hence, to continue the existing situation at the level of Ahold or at the level of the Company with respect to employee participation as defined in Article 1:1 of the RWER Law; and

iv.
the fact that the real property and immovable rights in rem of which the Company declares to be the owner shall be the subject of separate notarial deeds which shall contain the legal formalities to be complied with regarding the transfer of such real property and immovable rights in rem (without prejudice to the legal formalities which are contained in the minutes of this extraordinary shareholders’ meeting) and which shall be transcribed in the records of the competent mortgage registries.

This resolution has been adopted as follows :

Number of shares for which votes have been validly expressed :	64,348,175
Percentage of the share capital represented by these votes :	61.7%
Total number of votes validly expressed :	64,348,175
For :	61,918,123
Against :	261,656
Abstain :	2,168,396

4.	Grant of Delhaize EU PSUs to Mr. Frans Muller

Proposed resolution: approval of the exceptional grant to Mr. Frans Muller of Delhaize EU PSUs prior to the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Closing”) and with a value of EUR 1.5 million. The vesting of the Delhaize EU PSUs shall occur three years after grant, subject to company performance against financial targets, which currently relate to shareholder value creation, fixed upon grant. The number of shares to be received upon vesting of the Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved company performance against financial targets and upon Closing the performance will be measured against targets as set for the combined company’s long-term incentive plan.

Vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditional upon (i) Closing taking place, and (ii) Mr. Frans Muller’s continued work under his management contract with the Company on the date of Closing. If any of these vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void.

Upon Closing, the Delhaize EU PSUs granted under this exceptional grant will be converted into performance shares under the combined company’s long-term incentive plan.

This resolution has been adopted as follows :

Number of shares for which votes have been validly expressed :	64,348,175
Percentage of the share capital represented by these votes :	61.7%
Total number of votes validly expressed :	64,348,175
For :	38,033,135
Against :	25,928,553
Abstain :	386,487

5.	Release from liability of the directors

Proposed resolution: approval of the release of the directors from any liability arising from the performance of their duties during the period from 1 January 2016 until the date of this extraordinary shareholders’ meeting.

This resolution has been adopted as follows :

Number of shares for which votes have been validly expressed :	64,348,175
Percentage of the share capital represented by these votes :	61.7%
Total number of votes validly expressed :	64,348,175
For :	62,848,686
Against :	275,177
Abstain :	1,224,312

6.	Delegation of powers

Proposed resolution: approval of the delegation of powers to:

i.
B-Docs BVBA, having its registered office at Willem De Zwijgerstraat 27, 1000 Brussels, with the power to sub-delegate, to perform all formalities with the Register of Legal Entities, the VAT administration and any business one-stop-shop in order to amend and/or cancel the registration of the Company with the Crossroads Bank for Enterprises, as well as to perform all formalities resulting from the dissolution of the Company;

ii.
any current director of the Company, as well as to Philippe Dechamps, Nicolas Jérôme, Els Steen and Benoit Stockman, acting individually and with the power to sub-delegate, to sign, jointly with one or more representative(s) to be appointed by the general meeting of Ahold, the notarial deeds referred to in resolution 3.iv. above, as well as any rectifying notarial deeds regarding any material errors or omissions with respect to the real property or immovable rights in rem of the Company; and

iii.
any current director of the Company, as well as to Philippe Dechamps and Nicolas Jérôme, acting individually and with the power to sub-delegate, to implement the decisions taken by the extraordinary shareholders’ meeting and to carry out all necessary or useful formalities to that effect.

This resolution has been adopted as follows :

Number of shares for which votes have been validly expressed :	64,348,175
Percentage of the share capital represented by these votes :	61.7%
Total number of votes validly expressed :	64,348,175
For :	63,216,792
Against :	27,645
Abstain :	1,103,738

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 29, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President